

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 11, 2013

Via E-Mail
Mr. Joseph B. Parsons
Chief Financial Officer
Michael Kors Holdings Limited
Unit 1902
19/F, Tower 6
The Gateway
Harbour City
Tsim Sha Tsui, Kowloon, Hong Kong

> **Re:** **Michael Kors Holdings Limited**
> **Form 10-K for the Fiscal Year Ended March 30, 2013**
> **Filed May 29, 2013**
> **Response dated October 3, 2013**
> **File No. 001-35368**

Dear Mr. Parsons:

We have reviewed your response and filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended March 31, 2013

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22
General Definitions for operating results, page 27

1.   We note your response to prior comment 3 from our letter dated September 25, 2013 and see that you have provided proposed disclosure indicating that certain costs are not included in costs of goods sold and that your costs of goods sold may not be comparable to that of other entities. However, your proposed disclosure does not state that your gross

profit may not be comparable to those of other entities. Please revise your proposed disclosure accordingly. In addition, your revised disclose should also indicate that depreciation and amortization are not included in cost of goods sold or gross profit.

Consolidated Statements of Operations and Comprehensive Income, page 46

2. We note cost of sales in your statement of operations exclude charges for depreciation and amortization. Please tell us how your presentation of cost of goods sold complies with the guidance in SAB Topic 11.B or provide revised disclosure to be included in future filings.

Schedule 14A filed June 18, 2013

Certain Relationships and Related Person Transactions, page 26

3. We note your response to comment 2 of our letter dated September 25, 2013 and the draft language disclosing each related party's ownership interest in Michael Kors Far East Holdings Limited. Please also provide the disclosure required by Item 404(a)(4) of Regulation S-K regarding the dollar value of each related party's interest in the Far East Licensing Agreements, as previously requested. Please provide us with draft disclosure for inclusion in future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Brian McAllister, Staff Accountant at (202) 551-3341 or Craig Arakawa, Accounting Branch Chief at (202) 551-3650 if you have questions regarding comments on financial statements and related matters. Please contact Erin Wilson at (202) 551-6047 or Jay Williamson at (202) 551-3393 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining